GRASIM
ADITYA BIRLA GROUP

082-03322

14th October, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC ~~20459,~~ USA
20549

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 29th October, 2009 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 30th September, 2009.

Thanking you,

SUPPL

Yours faithfully,

Ashok Malu
Company Secretary

11/18

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

October 19, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Abstract under Section 302 of the Companies Act, 1956

We are sending herewith for your record and reference a copy of the Abstract dated 16th October, 2009 u/s 302 of the Companies Act, 1956 in respect of:-

1. Re-appointment of Mr. Shailendra K. Jain as the Whole Time Director of the Company with effect from 1st December, 2009 to 31st March, 2010.

2. Appointment of Mr. Adesh Gupta as the Whole Time Director of the Company for the period of 5 years with effect from 3rd October, 2009.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

Encl: a/a

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456331 (M.P.)

ABSTRACT IN TERMS OF SECTION 302 OF THE COMPANIES ACT, 1956

TO THE SHAREHOLDERS OF GRASIM INDUSTRIES LIMITED,

The Board of Directors of Grasim Industries Limited at its meeting held on 3rd October, 2009 has approved -

I. re-appointment of Mr. Shailendra K. Jain as the Whole Time Director of the Company with effect from 1st December, 2009 to 31st March, 2010, subject to the approval of the Shareholders, on the remuneration as hereunder:

(a) Basic Salary - Rs.11,75,000 per month

(b) Special Allowance - Rs.10,11,900 per month

All other existing terms of remuneration of Mr. Jain including the Performance Linked Variable Pay and perquisites, as approved by the shareholders of the Company at the Annual General Meetings of the Company held on 25th August, 2006 and as modified on 2nd August, 2008, remain unchanged.

Except Mr. Shailendra K. Jain, no other director of the Company is interested in his re-appointment.

II. appointment of Mr. Adesh Gupta as Whole Time Director of the Company, subject to the approval of the Shareholders, on the terms and conditions as hereunder:

1. Period:

Five years w.e.f 3rd October, 2009 with liberty to either party to terminate the appointment on three months' notice in writing to the other.

2. Remuneration:

(a) Basic Salary - Rs. 5,67,500 per month with such increment(s) in salary and perquisites as the Board may decide from time to time.

(b) Special Allowance - Rs. 6,29,800 per month with such increment(s) as the Board may decide from time to time.

(c) Performance Linked Variable Pay and/or Long Term Incentive and / or any other compensation as the Board may decide from time to time.

3. Perquisites:

(a) The Company shall provide rent-free furnished accommodation and also pay all rent, rates, taxes, electricity, fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

(b) Leave Travel Allowance towards Leave Travel Expenses for self and family (which shall include spouse, dependent children and parents), subject to a ceiling of one month's basic salary for a year. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as allowance subject to applicable tax.

(c) Reimbursement of actual medical expenses (excluding insurance premium for medical and hospitalization policy, if any) for self and family as aforesaid.

(d) Club membership fee for one club.

(e) Leave and encashment of leave in accordance with the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

(h) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(i) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/ or which may become applicable in the future and/ or any other allowances, benefits and perquisites as the Board may decide from time to time.

(j) Gratuity as per the Rules of the Company.

The aggregate of the remuneration and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 269, 309 & 314 and other applicable provisions of the Companies Act, 1956 read with' Schedule XIII to the said Act as may for the time being in force, or otherwise as may be permissible at law.

4. Subject as aforesaid, Mr. Gupta will be governed by such other existing Service Rules as are applicable to Senior Executives of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Whole Time Director.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Aditya Birla Novo Limited, an Aditya Birla Group Company.

P.T.O.

अन्तर्देशीय पत्र कार्ड

INLAND LETTER CARD

To,

Second Fold

प्रेषक का नाम व पता

SENDER'S NAME AND ADDRESS

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram 456331
Nagda (M.P.)

Tear along to open

First Fold

6. So long as Mr. Gupta functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof. However, Mr. Gupta may get the sitting fees paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries of the Company or companies promoted by the Aditya Birla Group.

7. Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Whole Time Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required.

Except Mr. Adesh Gupta, no other director of the Company is interested in his appointment.

For **GRASIM INDUSTRIES LIMITED**

ASHOK MALU
COMPANY SECRETARY

Place : Mumbai
Date : 16th October, 2009